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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)


                                  INTEVAC, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   461148 10 8
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SEC 1745 (2-95)

                                Page 1 of 6 Pages

CUSIP NO. 461148 10 8                 13G                      PAGE 2 OF 6 PAGES


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          NORMAN HUGH POND AND NATALIE POND TRUST DTD 12/23/80
          POND 1996 CHARITABLE REMAINDER UNITRUST
          NORMAN H. POND AS AN INDIVIDUAL
          NATALIE POND AS AN INDIVIDUAL
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)   [ ]
                                                                      (b)   [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
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                           5    SOLE VOTING POWER**

                                220,833
       NUMBER OF        --------------------------------------------------------
        SHARES             6    SHARED VOTING POWER**
     BENEFICIALLY
       OWNED BY                 884,691
         EACH           --------------------------------------------------------
       REPORTING           7    SOLE DISPOSITIVE POWER**
      PERSON WITH
                                220,833
                        --------------------------------------------------------
                           8    SHARED DISPOSITIVE POWER**

                                884,691
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,105,524
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.2%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          IN, OO
--------------------------------------------------------------------------------


**See explanation in Item 4.


                       *SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 461148 10 8                                          Page 3 of 6 Pages



ITEM 1.
        (a)    NAME OF ISSUER

               Intevac, Inc.

        (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

               3560 Bassett Street
               Santa Clara, CA  95054-2704

ITEM 2.
        (a)    NAME OF PERSON FILING

               Norman Hugh Pond and Natalie Pond Trust DTD 12/23/80 Pond 1996 Charitable Remainder Unitrust
               Norman H. Pond as an individual
               Natalie Pond as an individual

        (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

               11635 Jessica Lane
               Los Altos, CA  94024

        (c)    CITIZENSHIP

               Norman H. Pond and Natalie Pond are U.S. citizens.

        (d)    TITLE OF CLASS OF SECURITIES

               Common Stock

        (e)    CUSIP NUMBER

               461148 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON IS A:

               Not applicable.


ITEM 4.  OWNERSHIP

        (a)    AMOUNT BENEFICIALLY OWNED

               1,105,524*

CUSIP No. 461148 10 8                                          Page 4 of 6 Pages



        (b)    PERCENT OF CLASS

               9.2%

        (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:


               (i)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 220,833*

               (ii)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE: 884,691+

               (iii)  SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:
                      220,833*

               (iv)   SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:
                      884,691+


----------

*INCLUDES 163,333 SHARES ISSUABLE UPON THE EXERCISE BY NORMAN H. POND OF STOCK OPTIONS TO PURCHASE SHARES OF COMMON STOCK WHICH ARE EXERCISABLE WITHIN 60 DAYS OF DECEMBER 31, 2000 AND 40,000 SHARES HELD IN THE FORM OF A CONVERTIBLE PROMISSORY NOTE.

+INCLUDES 818,100 SHARES HELD IN THE NORMAN HUGH POND AND NATALIE POND TRUST DTD 12/23/80, 37,500 SHARES HELD IN THE POND 1996 CHARITABLE REMAINDER UNITRUST AND 29,091 SHARES HELD IN THE FORM OF A CONVERTIBLE PROMISSORY NOTE. SHARED POWER HELD BY BOTH TRUSTEES IN BOTH TRUSTS.



ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.


ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10.       CERTIFICATION

               Not applicable.

CUSIP No. 461148 10 8                                          Page 5 of 6 Pages



                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 2001            Norman Hugh Pond and Natalie Pond Trust DTD
                                    12/23/80


                                    By: /s/ Norman H. Pond
                                       -----------------------------------------
                                          Norman H. Pond, Trustee


                                    By: /s/ Natalie Pond
                                       -----------------------------------------
                                          Natalie Pond, Trustee



                                    Pond 1996 Charitable Remainder Unitrust


                                    By: /s/ Norman H. Pond
                                       -----------------------------------------
                                          Norman H. Pond, Trustee


                                    By: /s/ Natalie Pond
                                       -----------------------------------------
                                          Natalie Pond, Trustee


                                      /s/ Norman H. Pond
                                    --------------------------------------------
                                    Norman H. Pond, individually


                                      /s/ Natalie Pond
                                    --------------------------------------------
                                    Natalie Pond, individually

CUSIP No. 461148 10 8                                         Page 6 of 6 Pages



               AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G


        The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) in relation to the Common Stock of Intevac, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G.

        This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a "group" consisting of one or more of such persons pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules thereunder.


Date:  February 12, 2001            Norman Hugh Pond and Natalie Pond Trust DTD
                                    12/23/80


                                    By: /s/ Norman H. Pond
                                       -----------------------------------------
                                          Norman H. Pond, Trustee


                                    By: /s/ Natalie Pond
                                       -----------------------------------------
                                          Natalie Pond, Trustee



                                    Pond 1996 Charitable Remainder Unitrust


                                    By: /s/ Norman H. Pond
                                       -----------------------------------------
                                          Norman H. Pond, Trustee


                                    By: /s/ Natalie Pond
                                       -----------------------------------------
                                          Natalie Pond, Trustee


                                     /s/ Norman H. Pond
                                    --------------------------------------------
                                    Norman H. Pond, individually


                                     /s/ Natalie Pond
                                    --------------------------------------------
                                    Natalie Pond, individually